Hybrid Fuels, Inc.



November  15,  2000.

US  Securities  &  Exchange  Commision,
450  Fifth  Street,  NW.,
Washington,  DC,  20549-0405
ATTN:  Michael  Clampitt.

Dear  Sirs:

Re:  Hybrid  Fuels,  Inc.,
     Form  10-SB,
     File  No.  0-29351,
     Filed  February  7,  2000.

Mr. Clampitt's telephone call to me this morning came as a surprise. We had not responded to your comments of April 14, 2000, as we had changed Attorneys and Accountants. Our new Counsel advised us to withdraw the Form 10-SB and proceed with a Form SB-2. We were informed some time ago that the Form 10-SB had been withdrawn our Attorney.

We request that you withdraw the Form 10-SB as soon as possible as it is our intention to proceed with the Form SB-2.

If  you  require  further  information  from me, please call me at 250-764-0352.

Yours  truly,






HYBRID  FUELS,  INC.,



/S/  Clay  Larson,
---------------------
Clay  Larson,
President.


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